Exhibit 99.1

Red White & Bloom’s Platinum Vape Now Available to 92% of California’s Population through Home Delivery

TORONTO, ONTARIO, March 2, 2021 -- Red White & Bloom Brands Inc. (http://www.redwhitebloombrands.com/), (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Platinum Vape, (“Platinum” or “PV”) has partnered with Budee, the Delivery-as-a- Service platform owned by Stem Holdings, Inc. d/b/a Driven By Stem (CSE: STEM and OTCQX: STMH) to offer Platinum products via home delivery to 92% of California’s population through the “Budee” e-commerce store. https://budee.org/brands/platinum-vape

This partnership will vastly expand availability of Platinum’s premium cannabis products in California as demand for home delivery of cannabis products continues to accelerate. Budee’s proprietary platform will enable Platinum’s consumers to enjoy a seamless experience by purchasing their favorite products online for express (within 90 minutes) or overnight delivery to their homes.

Budee employs over 350 delivery drivers servicing customers from four distribution hubs strategically located in California, allowing for the fastest same-day turnaround in the industry.

Brad Rogers, CEO & Chairman of RWB commented, “This is a fantastic partnership for RWB, Platinum and cannabis consumers in California. We are very excited to be able to work with Adam Berk, CEO & Chairman of Driven By Stem and his team. Adam is the visionary that pioneered delivery in foodservice as the founder of Osmio, which was acquired by Grub Hub. These folks are experts in the in-home delivery space and through this partnership, we have the opportunity to deliver Platinum to the homes of 92% of Californians with speed and convenience. This will certainly increase our brand recognition and avail Platinum to a significantly greater number of consumers in this previously underserved market” he concluded. Adam Berk added, “We are pleased and proud to partner with Red White & Bloom to expand the distribution footprint of this leading brand, ensuring that its many consumers can quickly and personally receive the high-quality products they want in the comfort and safety of their homes.” He concluded, “We expect that this trend will continue to grow as home delivery continues to significantly increase its share of wallet in cannabis and other sectors.”

Image 1: A strategic selection of Platinum’s popular vape products including Indica, sativa, hybrid, and other award- winning Platinum brand products

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The launch of Platinum products via Budee will include a strategic selection of Platinum’s popular vape products including Indica, sativa, hybrid, and other award-winning Platinum (https://houseofplatinum.com/) brand products.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp- based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director

Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media: Twitter: @rwbbrands Facebook: @redwhitebloombrands

Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

About Driven By Stem

Driven By Stem (DBS) is a leading omnichannel, vertically-integrated cannabis branded products and technology company with state-of-the-art cultivation, processing, extraction, retail,

distribution, and delivery-as-a-service (DaaS) operations throughout the United States. DBS’ family of award-winning brands includes TJ's Gardens™, TravisxJames™, and Yerba Buena™ flower and extracts; Cannavore™ edible confections; Doseology™, a CBD mass-market brand launching in 2021; as well as DaaS brands Budee™ and Ganjarunner™ through the acquisition of Driven Deliveries. Budee™ and Ganjarunner™ e-commerce platforms provide direct-toconsumer proprietary logistics and an omnichannel UX (user experience)/CX (customer experience). DBS will expand its footprint with branded product distribution, as well as partnerships with leading cannabis companies in new geographies to meet growing consumer demand for rapid home delivery.

For further information, please contact:

Media Contact:

Mauria Betts

STEM HOLDINGS, INC.

Mauria@stemholdings.com

971.319.0303

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forwardlooking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

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